SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2023

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of letter to the CNV, Mercado Electrónico Abierto S.A. and Buenos Aires Stock Exchange dated April 6, 2023

City of Buenos Aires, April 6, 2023

To the

COMISIÓN NACIONAL DE VALORES

25 de Mayo 175

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A. (“MAE”)

Maipú 1210

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

C1041AAE City of Buenos Aires

Re.: YPF S.A. Maxus Liquidating Trust Settlement Agreement Disclousure

Dear Sirs:

The purpose of this letter is to comply with the requirements of the Rules of the Argentine Securities Commission and the corresponding ByMA and MAE Regulations.

We make reference to the lawsuit filed with the United States Bankruptcy Court of the District of Delaware against YPF S.A. (“YPF”), YPF Holdings, Inc., YCLH Holdings, Inc. (formerly known as CLH Holdings, Inc.), and YPF International S.A. (collectively, the “YPF Defendants”), and Repsol S.A. and certain of its subsidiaries (the “Repsol Defendants”), by the liquidating trust (the “Maxus Liquidating Trust”) created in connection with the reorganization proceedings under Chapter 11 of the United States Bankruptcy Code filed by Maxus Energy Corporation, Tierra Solutions Inc., Maxus International Energy Company, Maxus (US) Exploration Company, and Gateway Coal Company, as further described in Note 32 to YPF’s annual consolidated financial statements as of December 31, 2022.

On April 6, 2023, the YPF Defendants, the Maxus Liquidating Trust and the Repsol Defendants signed a settlement and release agreement (the “Trust Settlement Agreement”) providing for a full release and discharge of all claims in exchange for payment of a settlement amount, subject to the satisfaction or waiver of certain conditions, including court approvals and other procedural events, as described further below.

Pursuant to the Trust Settlement Agreement, the Maxus Liquidating Trust has agreed to dismiss with prejudice all of the actions brought against the YPF Defendants and the Repsol Defendants and to provide a full release and discharge of all claims, in exchange for the payment of US$575 million, of which the YPF Defendants have agreed to pay US$287.5 million (less certain deductions), plus interest accruing from May 1, 2023 until the date of payment. The civil action pending before the New Jersey state court against the YPF Defendants (which proceeding is described in Note 32.a.2.ii) to YPF’s annual consolidated financial statements as of December 31, 2022) will also be dismissed.

In addition to the Trust Settlement Agreement, the YPF Defendants and the Repsol Defendants have signed a settlement and release agreement (the “Oxy Settlement Agreement”) with Occidental Chemical Corporation (“Oxy”) and various other Oxy entities, including Occidental Petroleum Corporation and Occidental Chemical Holding Corporation (together, the “Oxy Parties”). Pursuant to the Oxy Settlement Agreement, the Oxy Parties have agreed to release all claims they may possess against the YPF Defendants and the Repsol Defendants relating to the Maxus entities, the Passaic river and other areas subject to environmental remediation.

The YPF Defendants and the Repsol Defendants also entered into a settlement and covenant not to sue agreement (the “Government Agreement”) with various U.S. governmental entities, including the U.S. Department of Justice (on behalf of the Environmental Protection Agency, the Department of Interior, and the National Oceanic and Atmospheric Association) and the States of Ohio and Wisconsin (the “Governmental Parties”). The Governmental Parties have covenanted not to sue the YPF Defendants or the Repsol Defendants with respect to claims similar to those the Maxus Liquidating Trust has asserted, as well as certain claims under the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA).

As noted above, the YPF Defendants’ payment to the Maxus Liquidating Trust, and the dismissal and release of actions and claims against the YPF Defendants, is subject to a number of conditions and procedural steps, including obtaining a final court order approving the Trust Settlement Agreement, and a final court order approving the Government Agreement. The payment of the settlement amount, and effectiveness of the dismissals and releases described above, are currently expected to occur during the second half of 2023.

The Maxus Liquidating Trust has also agreed to a stay of all proceedings against the YPF Defendants and the Repsol Defendants in this matter from the date of the Trust Settlement Agreement until payment and release, or termination of the agreement.

Yours faithfully,

Pablo Calderone

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: April 6, 2023	By:	/s/ Pablo Calderone
	Name:	Pablo Calderone
	Title:	Market Relations Officer